Exhibit 23.8

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statement on Form S-4 of Memorial Production Partners LP of our report dated October 1, 2013, with respect to the combined balance sheets of the Cinco Group, as defined in note 1 of the combined financial statements, as of December 31, 2012 and 2011, and the related combined statements of operations, equity, and cash flows for the years then ended, which report appears in Exhibit 99.4 of the Current Report on Form 8-K dated October 1, 2013, and to the reference to our firm under the heading “Experts” in the registration statement.

As discussed in note 1 to the combined financial statements appearing in the Current Report on Form 8-K dated October 1, 2013, the balance sheets, and the related statements of operations, equity, and cash flows have been prepared on a combined basis of accounting.

/s/ KPMG LLP

Dallas, TX

November 22, 2013